SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

THOMASVILLE BANCSHARES, INC.
(Name of Subject Company and Filing Person)

COMMON STOCK, PAR VALUE $1.00 PER SHARE	889608 10 0

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stephen H. Cheney
President and Chief Executive Officer
Thomasville Bancshares, Inc.
301 North Broad Street
Thomasville, Georgia 31792
Telephone: (229) 226-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Robert C. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee+*

$1,100,000	$101.20

*     Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase by Thomasville Bancshares, Inc. of up to 55,000 shares of its common stock at a price of $20.00 per share in cash.

+ Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☐	Going-private transaction subject to Rule 13e-3.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 6, 2002 (as amended, the “Schedule TO”), by Thomasville Bancshares, Inc., a Georgia corporation (the “Company”) relating to the offer by the Company to purchase up to 55,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $1.00 per share, at a purchase price of $20.00 per share, without interest thereon, subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2002, a copy of which was filed as Exhibit (a)(1)(A) to the initial filing of the Schedule TO and which is hereby amended as set forth below (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the initial filing of the Schedule TO.

Items 1 through 9 and 11

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended and supplemented as follows:

     (1)  The first paragraph of the section entitled “Special Note Regarding Forward Looking Statements” on page (iii) of the Offer to Purchase is deleted in its entirety and the following text is inserted in lieu thereof:

This Offer to Purchase contains forward-looking statements with respect to the offer and our financial condition, results of operations, objectives, future performance and business.

     (2)  The answer to the last question on page 2 of the Offer to Purchase, in the section entitled “Summary Term Sheet,” is deleted in its entirety and the following text is inserted in lieu thereof:

A. You may withdraw your tendered shares at any time before 5:00 p.m., Eastern Time, on October 25, 2002, and at any time after the fifth business day following the expiration of the offer unless we have already accepted the shares for payment.

     (3)  The second sentence of the third paragraph of the section entitled “The Offer – Terms of the Offer; Expiration Date” on page 7 of the Offer to Purchase is deleted in its entirety and the following text is inserted in lieu thereof:

All shares not purchased pursuant to the offer, including shares not purchased because of proration, will be returned to the tendering shareholders at our expense promptly following the expiration date.

     (4)  The third sentence of the paragraph on page 10 of the Offer to Purchase captioned “Determination of Validity” is deleted in its entirety and the following text is inserted in lieu thereof:

We also reserve the absolute right to waive any condition of the offer, provided that any such waiver will be applied equally to all shareholders.

     (5)  The first sentence of the first paragraph of the section entitled “The Offer – Withdrawal Rights,” on page 11 of the Offer to Purchase is deleted in its entirety and the following text is inserted in lieu thereof:

Tenders of shares made pursuant to the offer are irrevocable, except that tendered shares may be withdrawn at any time prior to the expiration date and, unless we have accepted these tendered shares for payment pursuant to the offer, may also be withdrawn at any time after the fifth business day following the expiration date.

     (6)  The section of the Offer to Purchase entitled “The Offer – Certain Conditions to the Offer” appearing on pages 13 and 14 of the Offer to Purchase is deleted in its entirety and the following is inserted in lieu thereof:

     6.     CERTAIN CONDITIONS TO THE OFFER.

Notwithstanding any other provision of the offer, and in addition to (and not in limitation of) our right to extend, amend or terminate the offer as set forth in “Section 16. Extension of the Offer; Termination; Amendments,” we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Securities Exchange Act, if, at any time on or after the date of this Offer to Purchase and before the expiration of the offer, any of the following events has occurred (or have been determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the specified event, makes it inadvisable to proceed with the offer or the acceptance for payment:

•	any suit, action or proceeding before any court, agency, authority or other tribunal by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign is threatened or pending:

–	challenging our acquisition of any shares, seeking to restrain or prohibit our making or consummating by the offer or otherwise relating to the offer; or

–	which otherwise is reasonably likely to have a material adverse effect on us;

•	any statute, rule, regulation, legislation, judgment, order or injunction is threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval is withheld with respect to, us or otherwise relates in any manner to the offer, in each case, by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the first bullet above;

•	any of the following events has occurred:

–	any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange or market not related to market conditions);

–	any suspension of, or material limitation on, the markets for U.S. currency exchange rates;

–	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

–	any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, on, or other event that would reasonably be expected to materially adversely affect, the extension of credit by U.S. banks or other U.S. lending institutions;

–	a commencement or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that would reasonably be expected to have a material adverse effect on the financial markets in the United States;

–	any significant decrease in the market price of our shares of common stock; or

–	in the case of any of the foregoing existing on the date of this Offer to Purchase, a material acceleration or worsening thereof;

–	any tender or exchange offer with respect to the shares (other than this offer), or any merger, acquisition, business combination or other similar transaction with or involving us, has been proposed, announced or made by any person or entity;

•	any change has occurred or be threatened in, or any adverse development has arisen concerning, our business, condition (financial or otherwise), income, operations or prospects, in any case (individually or in the aggregate) which, in our reasonable judgment, is or may be materially adverse to us or adversely affects the anticipated benefits to us of acquiring shares pursuant to the offer; or

•	(i) any person, entity or “group” (as that term is used in Section 13(d)(3) of the Securities Exchange Act) has acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares of our common stock (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the SEC prior to May 31, 2002); or (ii) any new group has been formed that beneficially owns more than 5% of the outstanding shares of our common stock.

The foregoing conditions are for our sole benefit and we may assert or waive any of these conditions in whole or in part at any time and from time to time, prior to the expiration of the offer, in our reasonable judgment. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any of these rights, the waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each of these rights will be deemed an ongoing right that may be asserted at any time and from time to time.

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2002
THOMASVILLE BANCSHARES, INC.
	By:	/s/ Charles H. Hodges, III

Charles H. Hodges, III Executive Vice President